CIBT EDUCATION GROUP INC.
(the “Company”)

ANNUAL MEETING OF SHAREHOLDERS
HELD ON DECEMBER 16, 2011
(the “Meeting”)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon at the Meeting and the outcome of each vote, all conducted by way of a show of hands:

Resolutions presented at Meeting:
Result of Vote

1.	Appointment of Deloitte & Touche LLP, as auditor of the Company and the authorization of the directors to fix their remuneration.	Approved

2.	Fixing of the number of directors at six.	Approved

3.
Election of the following persons as directors of the Company until the next annual meeting of shareholders or until their earlier resignation:

●  Toby Chu
●  Tony David
●  Derek Feng
●  David Hsu
●  Troy Rice
●  Shane Weir
Approved

DATED:  December 16, 2011

CIBT EDUCATION GROUP INC.
Per:

“Toby Chu”
Toby Chu, president and chief executive officer